SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 11, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.
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PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION

                 Credit union alliance selects CGI to be IT arm

Burnaby, British Columbia, July 11, 2002 - Okanagan-based credit union network, Okanagan IT Alliance, and CGI Group Inc. (TSX: GIB.A; NYSE: GIB) (CGI) today announced the signing of a seven-year outsourcing agreement valued at CDN$16 million. CGI will manage the banking, electronic payments, loan origination and customer relations management (CRM) services for the participating members of the Alliance. This will be done via the CGI Retail Financial Services Platform delivered in Application Service Provider (ASP) mode.

With its function-rich solution portfolio, CGI will deliver processing services to the desktops using its innovative Web-enabled employee portal. Not only will the employee portal support traditional banking transactions, this new intranet platform will also integrate Customer Relationship Management (CRM), loans origination with on-line loan decisioning, and other productivity tools used by credit union staff on a day-to-day basis. CGI will serve the clients out of its Mississauga, Ontario-based data center.

Michael Wagner, chair of Okanagan IT Alliance said, "We were seeking a proactive strategic partner who has a deep understanding of our needs and a dedicated local resource. With the implementation of CGI's open architecture, we will become more efficient and competitive while remaining true to our core values of community support."

Michael Roach, president and chief operating officer for CGI added: "We are very pleased to be welcoming some new credit union clients to our base. We are confident that our cost-effective, robust financial services solutions will optimize the Alliance's operations and look forward to developing the solution together in keeping with their evolving needs."

CGI's financial services solutions form the technology backbone of many credit unions and regional banks and together with its switching services CGI provides services to over 2,300 institutions making the firm one of the largest providers of consulting, integration and operational services to the credit union industry across North America. CGI's recent acquisitions further expands and broadens its North American reach as well as adding 8 regional data centers across the US.

CGI's Western Canada operations consist of offices in Burnaby, Edmonton and Calgary. The Burnaby office serves clients mainly in the financial services and government sectors. Burnaby-based areas of expertise include a call center for core banking and electronic transaction application support for Canadian credit union clients as well as an application support center for core banking solutions.

About Okanagan IT Alliance
By joining forces, the seven credit unions that make up the Alliance are able to work more effectively and efficiently, sharing costs and resources in order to remain competitive and continue to serve their membership. Their philosophy is to remain true to their guiding principles of being member driven, providing local management and a constant community focus in all that they do. The Alliance members include: Revelstoke Credit Union, Enderby and District Credit Union, Salmon Arm Savings and Credit Union, Vernon and District Credit Union, Thompson Interior Savings Credit Union, Castlegar Savings Credit Union, and Creston and District Credit Union.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                             -30-
For more information:
Okanagan IT Alliance
Michael Wagner, CEO, Salmon Arm Savings and Credit Union
(250) 833-1313

CGI:
Investor relations
Julie Creed, vice-president, investor relations
(312) 201-4803

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:    July 11, 2002                 By /s/ Paule Dore
                                         Name:   Paule Dore
                                         Title:  Executive Vice President
                                                 and Chief Corporate Officer
                                                 and Secretary